EXHIBIT 99.1

AMARC AND FREEPORT SUCCESSFULLY COMPLETE 2026 JOY COPPER-GOLD DISTRICT EXPLORATION PROGRAM

November 12, 2026, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF; FSE: AQ5) is pleased to announce that AuRORA Minerals Ltd, ("AML"), a private joint venture company owned 60% by Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") and 40% by Amarc, has successfully completed its 2026 exploration program at the JOY District ("JOY" or "District") in the Toodoggone Region of north-central British Columbia ("BC"). The $22 million program was funded by Freeport (see Amarc release July 21, 2026). Amarc is the primary contractor managing AML's site programs under a separate services agreement.

Diane Nicolson, President and CEO, commented:

"This season's exploration program continued to advance the potential of the AuRORA Deposit and to unlock what Amarc considers to be the Tier 1 potential of the 630 km^2 JOY Copper-Gold District in the Toodoggone Region of British Columbia. With a rare combination of high intersected grades near surface, as well as excellent continuity and geometry in the discovery holes, AuRORA is shaping up to be potentially one of British Columbia's highest grade porphyry gold-copper-silver discoveries.

"Drilling was designed to both expand the AuRORA Deposit, and to further explore the promising TWINS copper-gold discovery within an underexplored and an extensive 8.5 km^2 sulphide system. Assay results will be reported once received and verified."

"Widespread surface exploration surveys were also completed in 2026. These surveys have defined what Amarc believes is another new porphyry gold-copper trend: the 12 km long AuRORA Trend (see Amarc release August 12, 2026). Anchored in the west-southwest by the AuRORA Deposit and Northwest Gossan ("NWG") sulphide system, the AuRORA Trend runs east-northeast through the new ROE and the White Pass mineralized systems (the latter of which hosts the Brenda deposit) and a target-area called NUB. The AuRORA Trend is sub-parallel to JOY's northeast-oriented PINE Trend, located some 11 km to the south that hosts the PINE deposit, and the TWINS and Canyon Discoveries. The AuRORA and PINE Trends are also sub-parallel to the east-northeast striking trend of the Kemess Au-Cu deposits (Including Nugget, Central, Main, Underground, and East) located further to the south and owned by Centerra Gold Inc."

Highlights of the 2026 JOY District Field Program

- This year 13,962 m of core drilling was completed in 16 drillholes at the JOY District with up to four drill rigs at the AuRORA Deposit, NWG Target, and the TWINS Discovery (Figure 1). From 2017 to date, a total of 68,459 m of drilling has been completed in 143 drill holes at JOY.
    - **AuRORA Deposit Expansion:** 4,862 m of core drilling in seven step-out expansion drillholes at AuRORA (to date, 22,450 m in 52 drill holes); these follow up on the 2024 discovery and 2025 expansion drilling at the AuRORA deposit that expanded the mineralized drilling footprint from 600 m by 600 m to 1,400 m by 800 m (see Amarc release January 17, 2025, January 20, 2025, February 28, 2025 and January 23, 2026). Assay results will be reported once received and verified.
    - **NWG Target:** 1,405 m of core drilling in three drill holes designed to further drill test the newly expanded NWG Target. Assay results will be reported once received and verified.

- **TWINS Discovery:** 7,694 m of core drilling in six drill holes to expand the TWINS Discovery hosted in a high potential 8.5 km^2 sulphide system that may represent the largest sulphide system within the Toodoggone. Assay results will be reported once received and verified.

- Approximately 45 km^2 of geological mapping.
- 967 grid soil samples (to date, 9,862 samples), 358 rock chip samples (to date, 3,239 samples), 102 talus fines samples and 125 silt (to date, 467 samples) geochemical survey samples were also completed.
- 64 line-km of ground Induced Polarization ("IP") geophysics (total current and historical 726 line-km). As previously reported (see Amarc release August 12, 2026), this year's ground IP has expanded known as well as identified major new sulphide systems along the emerging east-northeast 12 km AuRORA Trend. The Trend is comprised of a cluster of porphyry gold-copper deposits and deposit targets exposed at different levels and expansive sulphide systems yet to be drill tested (see Figures 1 to 3). This survey work along the AuRORA Trend achieved the following:

  - **NWG Target/AuRORA Deposit:** Expanded the original 4.5 km^2 NWG sulphide system that hosts the AuRORA Au-Cu deposit eastwards over an area that now covers 7 km^2 and which remains to be fully drill tested;
  - **ROE Target:** Discovered a new and still open 4.5 km^2 sulphide system named the ROE Target, adjacent to the east of the expanded NWG sulphide system;
  - **WHITE PASS/Brenda Deposit**: Expanded the WHITE PASS sulphide system that hosts the historical Brenda Au-Cu deposit from 3.0 km^2 to 5.0 km^2; and
  - **NUB Target:** Extended the NUB sulphide system, which has the potential to host multiple porphyry centres, and where survey work and initial scout drilling in previous years (see Amarc releases February 19, 2026, and October 22, 2025) has encountered the presence of gold-copper-silver enriched porphyry style alteration in scout drill holes.

Figure 1: JOY District Large-Scale Mineral Systems: Along the AuRORA Trend Host the AuRORA Deposit Discovery, the Brenda Deposit and the NWG, ROE, WHITE PASS and NUB sulphide systems, and Along the PINE Trend Host the PINE Deposit and the CANYON and TWINS Discoveries, and Other Sulphide Systems

Figure 2: JOY District AuRORA Trend: Another New Emerging Classic Porphyry Au-Cu Deposit Trend

Figure 3: JOY District AuRORA Trend: Extends 12 KM East-Northeast from the high grade AuRORA Gold-Copper-Silver Deposit

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company led by a management team with a 40-year track record of generating strong shareholder value through the discovery and development, and the successful transaction of long life, high value copper and/or gold deposits both in British Columbia and on the global stage. Through its association with Hunter Dickinson Inc. ("HDI"), a diversified, global mining company, members of Amarc's team have been associated with 39 discoveries or projects significantly advanced, 14 of which have been mined or are currently in production, with more to come.

Amarc is advancing the JOY, DUKE and IKE Districts located in prolific porphyry regions of northern, central, and southern BC, all of which are in proximity to key industrial infrastructure – including power, highways, and rail. Each District represents significant potential for the discovery and development of multiple and important-scale, porphyry copper±gold deposits

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD $35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The JOY District is now being advanced through AuRORA Minerals Ltd, ("AML") a private joint venture corporation held 60% by Freeport and 40% by Amarc (see Amarc release September 4, 2025). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program of CAD $20 million in 2026 (see Amarc release July 21, 2026 release).

At the DUKE District, Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group a multi-national Swedish metal provider primarily focused on zinc and copper, at DUKE (see Amarc releases November 22, 2022 and April 2, 2026), continues its participation having sole funded CAD$30M of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the "DUKE JV") under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District and is completing on behalf of the joint venture a CAD $4 million exploration program in 2026 (see Amarc June 26, 2026).

The JOY District hosts the metal-rich AuRORA Gold-Copper Deposit, discovered in 2024, which stands to be the key to the development of not only the District but to the entire Toodoggone Region. The JOY District is also host to multiple other historical deposits, discoveries and deposit targets. The DUKE District, and the DUKE Deposit, are located in the Babine region, one of BC's most prolific porphyry copper-gold belts that includes the past producing Bell and Granisle mines and the advanced stage Morrison deposit, held by third parties. The IKE District hosts two known copper±gold deposits open for drill expansion and multiple deposit-scale targets ready for drill discovery.

Amarc has only just begun to tap the full potential of its three districts and is unlocking shareholder value through its well-funded discovery focused exploration, a highly disciplined approach to development and by consistently working to develop close partnerships with governments, communities, Indigenous groups and other stakeholders.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information contained in this news release. Mr. Rebagliati is not independent of the Company.

To ensure you receive timely updates on Amarc's progress, please be sure to subscribe to our email news alerts.

For further details on Amarc Resources Ltd., please visit our website at www.amarcresources.com or contact:

Diane Nicolson, President & CEO at +1 (778) 388 4603, Email: DianeNicolson@hdimining.com
Tom McMillan, VP Investor Relations at +1 (604) 364-8386, Email: TomMcMillan@amarcresources.com
Kin Communications at +1 (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Figure 1: JOY District Large-Scale Mineral Systems: Along the AuRORA Trend Host the AuRORA Deposit Discovery, the Brenda Deposit and the NWG, ROE, WHITE PASS and NUB sulphide systems, and Along the PINE Trend Host the PINE Deposit and the CANYON and TWINS Discoveries, and Other Sulphide Systems


JOY Joint
Venture District
Two Trends
New AuRORA Trend
AuRORA Gold-Copper Deposit Discovery
NWG, ROE, WHITE PASS Targets
PINE Trend
Historical PINE Deposit
TWINS and CANYON Discoveries
14 Sulphide Systems
Require Drilling
Finlay
Pil
Option
BRENDA
Deposit
NUB
AuRORA Trend
PINE Trend
TDG
Tenure
ROE
WHITE
PASS
NWG
Canasil
Brenda
Option
AURORA
Deposit
CANYON
DISCOVERY
TWINS
DISCOVERY
PINE
Deposit
MEX
5 Kilometres
N
Legend
JOY District Drill Hole
Project Claim Boundary
IP Chargeability (mV/V)

Figure 2: JOY District AuRORA Trend: Another New Emerging Classic Porphyry Au-Cu Deposit Trend


12 KM Long
AuRORA Trend
A NEW Large-Scale Porphyry
Trend Identified East of AuRORA
NWG
(Expanded)
• AuRORA Au-Cu Deposit
• 7 KM² Sulphide System
• Underexplored
ROE
(New)
• 4.5 KM² Sulphide System
• Open to Expansion
• Underexplored
White
Pass
(Expanded)
• 5 KM² Sulphide System
• Underexplored
• Brenda Au-Cu Deposit
Finlay
Pil Option
BRENDA
Deposit
2 Kilometres
N
Pil South
TDG
Tenure
Reef
AuRORA
Trend
WHITE
PASS
5 KM²
Canasil
Brenda Option
ROE
4.5 KM²
NWG
7 KM²
To Be Surveyed
AuRORA
Deposit
Legend
JOY District Drill Hole
Historical Drill Hole
Project Claim Boundary
Prospects
IP Chargeability (mV/V)

Figure 3: JOY District AuRORA Trend: Extends 12 KM East-Northeast from the high grade AuRORA Gold-Copper-Silver Deposit



12 KM AuRORA Trend
Extending East from the AuRORA Gold-Copper Deposit
AuRORA
Brenda
NORTHWEST GOSSAN (NWG)
NEW ROE TARGET
WHITE PASS